Exhibit 4.20
OUR REF: AOC-CMB-SZN (FZ) (070529).AP
CONFIDENTIAL

Zastron Electronic (Shenzhen) Company Limited
Gusu Industrial Estate,
Xixiang, Baoan,
Shenzhen, PRC	7 June 2007
Attn: Mr. John Farina / Ms. Connie Sit
Dear Sir and Madam,
Banking Facilities
Customer No. 002-095495
With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facility and offer a renewal within the following revised limit which will be made available on the specific terms and conditions outlined herein and upon the satisfactory completion of security detailed below. Notwithstanding anything to the contrary in this facility letter, this facility is also subject to our overriding right of suspension, withdrawal and repayment on demand at any time, and to review at any time, and in any event, by 31 May 2008.
Borrower:
(“Zastron Electronic (Shenzhen) Company Limited”)
Lender:
HSBC Bank (China) Company Limited Shenzhen Branch

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

Facility/ Amount

		New	Previous

Tranche I	Import Facilities	USD10,000,000.-	USD15,000,000.-

Documentary Credits to your Suppliers and Import Loan Facilities in either USD or Foreign Currency (HKD or JPY) for up to 120 days less any usance / Credit periods granted by your suppliers.

within which

Goods under your control and/or Trust Receipts.		(USD10,000,000.-)	(USD15,000,000.-)
Term:
The “Term” here refers to the term during which this facility is available for drawing. The Term of this facility is up to (and including) 31May2008, subject to annual review and renewal.
Interest
Interest rate on import loan continues to be charged at 0.55% per annum over 1, 2 or 3 months Hong Kong/Singapore/London Interbank Money Market Offer Rate and payable in arrears.
Commission:
Documentary Credits opening commission for each validity of three months or part thereof (minUSD24.00) to be revised and charged as below and payable in full at the time of issuance of all DCs.

	New	Previous
For DC amount below USD100k or its equivalent	0.10%	0.12%
For DC amount between USD100k (USD100k inclusive) and USD250k or its equivalent	0.08%	0.10%
For DC amount between USD250k (USD250k inclusive) and USD400k or its equivalent	0.06%	0.08%
For DC amount above USD400k (USD400k inclusive) or its equivalent	0.04%	0.06%
Default Interest:
Please note that interest will be payable on sums which are overdue or overlimit (as well as amounts demanded and not paid) or (in respect of loan amount) used for purposes other than the purpose of loan stated in this letter in respect of all or any of the facility and such interest will be charged by the Lender as hereunder.
Overdue or overlimit sums: Default interest is charged at the stipulated interest rate marked up by 3%.
Loan amount used for purposes other than stated in this letter: Default interest is charged at the stipulated interest rate marked up by 5%.
For avoidance of doubt, the impost of default interest as mentioned above shall not be deemed as the Lender’s acknowledgement or acceptance of any such default event as mentioned above and shall be without prejudice to any rights of the Lender as described in the first paragraph of this facility letter.

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

Prepayment:
With the Lender’s prior approval (which will not be withheld, provided that the Lender is satisfied that the funds utilized are generated from Borrower’s internal resources out of cash flow rather than from external refinancing), during an interest period the total amount of a drawing may, with 5 working days advance notice to the Lender, be repaid subject to the usual penalties (i.e. the differential between the return the Lender would have received had the loan run to maturity and the return the Lender is able to obtain by the placing of the funds repaid for the remainder of the period in the market). Each prepayment should be in a minimum of USD400,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency) and in an integral multiple of USD200,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency).
Security
As security, we continue to hold the Corporate Guarantee for USD15,000,000.- from Nam Tai Electronics, Inc. dated 21 July 2006 together with a certified copy of Board Resolution dated 21 July2006.
For the revised facility, we shall require Corporate Guarantee for USD10,000,000.- from Nam Tai Electronics, Inc., to be supported by board resolution. Existing Corporate Guarantee dated 21 July 2006 shall be returned to you upon the receipt of the new one.
The security provider’s internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the provision of the Security and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the Security in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the security provider is a foreign entity) has been duly made and submitted to the Lender.
The Borrower undertakes that:
(i)	upon the realisation of any foreign guarantee/security in respect of this facility, it shall conduct foreign debt registration with the local State Administration of Foreign Exchange (“SAFE”) in a timely manner but in no event later than 15 days after realisation of such foreign guarantee/security;

(ii)	to procure the successful registration with SAFE as mentioned in the foregoing item (i), the Borrower shall ensure that it has sufficient borrowing gap at the time of the registration of the realised foreign guarantee/security;

(iii)	throughout the term of the facility and as long as the facility is existing or any indebtedness under the facility is outstanding, the Borrower shall keep the Lender informed of the amount of its borrowing gap (calculated as the balance of (i) its approved total investment amount less (ii) its registered capital) and shall forthwith advise the Lender of any change in the borrowing gap; and

(iv)	the Borrower shall take all necessary measures to ensure that all the indebtedness owed to the Lender under this facility be fully settled in the same currency as that of such indebtedness.

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

Conditions Precedent:
1)	The Borrower shall present to the Lender a valid Borrowing Card issued by the People’s Bank of China.

2)	Certified true copies of all government approvals and certificates in relation to the establishment of the Borrower shall be submitted to the Lender.

3)	The Borrower has provided its internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the facilities hereunder and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the facilities hereunder in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the Borrower is a foreign entity).

4)	In the event that the Lender’s making available any facility hereunder is subject to regulatory approval or the completion of other procedures with the regulator(s), the acquisition of such regulatory approval and the completion of such procedures with regulator(s).

5)	The Lender is satisfied that all the security(ies) stated in the “Security” item above (if any) has/have been established and is/are valid and enforceable. The security provider’s internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the provision of the Security and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the Security in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the security provider is a foreign entity) has been duly made and submitted to the Lender.

6)	The appendix to the facility letter, which relates to the Lender’s storage and processing of customer’s information shall form an integral part of the facility letter and be binding on the Borrower.
Other Conditions:
1)	Without prejudice to any security or other priority right to which the Lender is entitled (if any), this facility shall rank at least pari-passu with all present and future borrowings of the Borrower. The Borrower undertakes to advise the Lender in advance of any future borrowings.

2)	The Borrower should not create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien arising by operation of law in the ordinary course of trading) on the whole or any part of present or future assets of the Borrower without Lender’s prior written consent..

3)	Audited yearly financial statements of the Borrower and the Guarantor to be prepared by qualified accountants shall be provided to the Lender whenever available but in any event no later than 120 days from the financial year-ends.

4)	Other financial or operational information of the Borrower as from time to time reasonably requested by the Lender.

5)	We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

Termination Event
The Borrower undertakes to notify the Lender on any change of its shareholder percentage and, without prejudice to the generality of the Lender’s overriding right of suspension, withdrawal and repayment on demand at any time, the Lender shall have the right to terminate and withdraw the Facility if Zastron Precision-Tech Limited’s beneficial interest in the Borrower is reduced to below 50%.
Expenses:
All out-of-pocket expenses including but not limited to the PRC stamp duty and the legal fees in relation to the preparation, negotiation, execution and enforcement of this facility shall be borne by the Borrower.
Taxation and Deduction:
All payments of principal, interest, fees and other expenses shall be made by the Borrower free and clear of taxes, levies, imposts, duties, charges or withholding of whatsoever nature.
Assignment:
Without prejudice to any right of assignment enjoyed by the Lender pursuant to law or any contract, the Lender may, without any party’s consent, assign any and/or all of its rights and obligations hereunder to any HSBC Group member(s) that are/is more than 50% owned or controlled by HSBC Group or any of the Lender’s sub-branch(es) (if any).
Governing Laws:
This letter shall be governed by and construed in accordance with the laws of the People’s Republic of China.
Jurisdiction:
The Borrower submits to the jurisdiction of the PRC court at the principal office of the Lender. Nothing in this Clause limits the right of the Lender to bring proceedings against the Borrower in connection with this facility in any other court of any competent jurisdiction.
(i) Section 83 of the HK Banking Ordinance and (ii) the CBRC Administration Rules on the Connected Transactions of Commercial Banks with Insiders and Shareholders (the “CBRC Rules on Connected Transactions”):
Please note that Section 83 of the Banking Ordinance and the CBRC Rules on Connected Transactions have imposed on us as a bank certain limitations on advances to persons related to our directors or employees or advances that are of the “connected transaction” nature. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 or otherwise are a “connected party” defined in the CBRC Rules on Connected Transactions and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

We may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.
The facility offer will remain open for acceptance until the close of business on 07July2007 and if not accepted by that date will be deemed to have lapsed (unless otherwise agreed by us in writing).
We shall be grateful if you could arrange for the authorized signatory(ies) of your company in accordance with the terms of the shareholders’ resolution or board resolution (as the case may be) to be given to us, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which the facility is granted.
We are pleased to be of continued assistance.
For and on behalf of
HSBC Bank (China) Company Limited, Shenzhen Branch

Faye Zhou	Sunny Poon
Vice President	Senior Vice President & Division Head
Commercial Banking	Commercial Banking
/ap

Accepted by
Zastron Electronic (Shenzhen) Company Limited.

(Authorised signature with chop)

Zastron Electronic (Shenzhen) Company Limited	7 June 2007

Appendix
To make you better understand the Bank’s policy in respect of its storage and processing of any information supplied by the potential or actual customers and/or other related individuals and entities, the Bank makes the following statements:
(a)	in connection with any proposed or existing transaction between you and the Bank, the Bank may request you to supply (or arrange to supply) the Bank with information relating to yourself(ves), your directors, shareholders or other officers, as well as proposed or actual guarantors or security providers (if any) (the “Information”);

(b)	such Information may be used by the Bank for the purpose of conducting credit and other checks on you, evaluating any proposed, existing or past transaction between you and the Bank, formulating an offer for any such proposed or existing transaction or for any other purpose relating to any such transaction, and/or for the purpose of promoting, improving and furthering the provision of other financial services by the Bank and any other member of the HSBC Group to you generally, and/or for any other purpose as in accordance with the Bank’s general policy on disclosure of information as may be notified to you from time to time;

(c)	such Information will be kept confidential but the Bank may provide such Information to any of the following parties for the purposes set out above (without the need to giving any further notice to the individuals to whom such Information relates ):

(i)	any agent, contractor or third party service provider (whether situated within or outside the People’s Republic of China) which provides administrative, telecommunications, computer, payment, processing or other services to the Bank in connection with the operation of its business;

(ii)	credit reference agencies;

(iii)	any person to whom the Bank is under an obligation to make disclosure under the requirements of any applicable laws, regulations, rules or judicial process;

(iv)	any actual or proposed participant or sub-participant of any proposed or existing transaction between you and the Bank;

(v)	any of the Bank’s officers and employees;

(d)	you shall ensure that all the persons as referred to in (a) above, whose personal or other data have been included in the Information provided to the Bank, have consented to the provision of such data to the Bank for such purposes and for disclosure to such persons as referred to in this letter;

(e)	if you maintain an account/accounts with the Bank, you shall be further subject to any provisions in those terms and conditions applicable to such account(s) on the Bank’s storage and processing of the customers’ and other information. These account terms and conditions, the provisions referred to in this letter as well as any other agreement between you and the Bank relating to the Bank’s storage and processing of the customers’ and other information shall supplement, rather than conflict with, each other;

(f)	the Bank may retain any such Information for any time period as it considers necessary or desirable (whether or not you have ceased to be a customer or potential customer of the Bank), and all the provisions in this letter shall remain effective during the whole retention period of such Information.
The above-mentioned explanation is to make you have a better knowledge of the Bank’s data privacy policies in respect of the information of the customers and other related persons/entities. In any event, the Bank will remain responsible for ensuring the confidentiality of such information. The Bank appreciates that you have selected, or are interested in selecting, the Bank’s service, and we commit to providing you with more and more quality banking products and services.
Yours sincerely,

HSBC Bank (China) Company Limited Shenzhen Branch